02018689

AB 3/7

3-22-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSING RECEIVED MAR 01 2002 143 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STANDARD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11111 SANTA MONICA BLVD. # 1400
(No. and Street)

LOS ANGELES	CA	90025-3348
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KATHY OH (310) 473-2222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
REE & KIM, CPA'S
(Name — *if individual, state last, first, middle name*)

3700 WILSHIRE BLVD. # 700	LOS ANGELES	CA	90010
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VK 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALBERT Y. REE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD CAPITAL GROUP, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHANDAR PANDEY
Comm. # 1233337
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Sept. 24, 2003
ABA1 ABA1

Notary Public

Signature

CPA
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD CAPITAL GROUP, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2001

TABLE OF CONTENTS

HOWARD Y. REE, C.P.A.
ANTHONY KIM, C.P.A.
PAMELA LEE, C.P.A.
MICHELLE M. LEE, C.P.A.

REE & KIM
Certified Public Accountants

3700 WILSHIRE BLVD., SUITE 700
LOS ANGELES, CALIFORNIA 90010
TEL (213) 386-1875 • FAX (213) 383-2515

Independent Auditor's Report

Board of Directors
Standard Capital Group, Inc.:

We have audited the accompanying statement of financial condition of Standard Capital Group, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Capital Group, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lee + Kim

Los Angeles, CA
February 14, 2002

STANDARD CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Current Assets		
Cash on hand and in banks	$ 7,280	
Accounts receivable	17,961	
Prepaid expenses (Note 3)	7,500	
Total Current Assets		$ 32,741
Fixed Assets, At Cost		
Furniture and fixtures (Note 4)	310,009	
Leasehold improvements (Note 4)	322,180	
Machinery and equipment (Note 4)	74,103	
Less: accumulated depreciation (Note 4)	(143,841)	
		562,451
Other Assets		
Security deposit (Note 5)	131,511	
Impounds (Note 6)	3,668	
Total Other Assets		135,179
Total Assets		$ 730,371

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Payroll taxes payable	$ 3,668	
Total Current Liabilities		$ 3,668
Stockholders'Equity		
Common stock	2	
Additional paid-in capital	397,775	
Retained earnings	328,926	
Total Stockholders' Equity		726,703
Total Liabilities and Stockholders' Equity		$ 730,371

The accompanying notes are an integral part of this statement.

STANDARD CAPITAL GROUP, INC.
STATEMENT OF INCOME AND EXPENSE
For the year ended December 31, 2001

INCOME:	
Monthly retainer	$ 500,000
Reimbursement	70,611
Retainer	77,500
	648,111
GENERAL AND ADMINISTRATIVE EXPENSES	835,306
OPERATING LOSS	(187,195)
OTHER INCOME	510
INTEREST INCOME	1,387
NET LOSS BEFORE TAXES	(185,298)
PROVISION FOR INCOME TAXES	800
NET LOSS	$ (186,098)

The accompanying notes are an integral part of this statement.

STANDARD CAPITAL GROUP, INC.
SUPPLEMENTAL EXPENSE SCHEDULE
For the year ended December 31, 2001

GENERAL AND ADMINISTRATIVE EXPENSES:

Bank charges	$ 5
Depreciation	63,166
Dues and subscriptions	1,051
Insurance	39,137
Interest	61
Legal and accounting	65,518
Office expense and supplies	7,050
Postage and delivery	5,292
Rent	236,082
Repairs and maintenance	12,375
Taxes and license	10,713
Payroll taxes	18,857
Telephone	20,567
Meals and entertainment	20,467
Travel	4,755
Gifts	2,900
Utilities	407
Wages	212,084
Officers'salary	20,100
Parking	31,312
Equipment rental	39,761
Copy service	2,125
Nasdaq registration fees	1,611
Outside service	2,332
Donation	4,700
Broker-dealer expense	7,953
Other expenses	4,925
	$ 835,306

The accompanying notes are an integral part of this statement.

STANDARD CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2001

Balance at January 1, 2001	$ 565,026
Add:	
Additional paid-in capital	347,775
Deduct:	
Net loss for the year	(186,098)
Balance at December 31, 2001	$ 726,703

The accompanying notes are an integral part of this statement.

STANDARD CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

Cash flows from operating activities:		
Net Loss		$ (186,098)
Adjustments to reconcile net loss to cash used by operating activities:		
Depreciation		63,166
Increase in accounts receivable		(17,961)
Decrease in prepaid expenses		2,939
Decrease in impound		10,099
Decrease in accounts payable		(312)
Decrease in payroll taxes payable		(10,106)
Net cash used by operating activities		(138,273)
Cash flows from investing activities:		
Purchase of equipment, leasehold improvements	$ (368,146)	
Net cash used in investing activities		(368,146)
Cash flows from financing activities:		
Additional paid-in capital	347,775	
Net cash provided by financing activities		347,775
Net decrease in cash		(158,644)
Cash at beginning of the year		165,924
Cash at end of the year		$ 7,280

The accompanying notes are an integral part of this statement.

STANDARD CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1 Nature of business

Standard Capital Group, Inc. is a specialty investment banking firm located in Los Angeles. The firm's primary source of revenue is providing investment banking services to middle-market growth companies. There was no revenue generated from broker-dealer activities in 2001.

Note 2 Significant accounting policies

The company operates as an S corporation under the provisions of the Internal Revenue Code, and as such does not recognize federal income taxes on the corporate level. The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 Prepaid expense

Balance of prepaid expense consists of prepaid state franchise taxes.

Note 4 Depreciation

Depreciation on fixed assets have been computed on the basis of the following methods and useful lives:

	Method	Useful life
Furniture and fixtures	200% declining balance	7 years
Office equipment	200% declining balance	5 years
Leasehold improvements	straight-line	39 years

STANDARD CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 5 <u>Security deposit</u>

Security deposits are held by the following:

$ 126,511-WW Gateway (lease of office space)

5,000-Security Service Network (clearing service deposit)
$ 131,511

Note 6 <u>Impounds</u>

Balance of impounds is comprised of federal and state payroll taxes payable as of December 31, 2001. The account is managed by Paychex.

Note 7 <u>Net capital requirements</u>

The company is subject to the Securities and Exchange Commission Uniform Net Capial Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for first year dealer-brokers.) At December 31, 2001, the Company had net capital of $ 3,612, which was $1,388 short of its required net capital of $5,000. Pursuant to SEC Rule 17a-11, the company provided written notification of this deficiency to NASD and the SEC ON January 9, 2002. A deposit of $11,000 was made on January 2, 2002 to correct this deficiency.

Note 8 <u>Legal proceedings</u>

The Company received a letter on November 3, 1999 threatening a suit on behalf of Le Bleu Corporation in connection with certain services performed by the Company for Le Bleu. On February 11, 2000, Le Bleu filed an action against the Company for breach of contract in regards to certain investment banking services it claims were not provided. This action was filed in the United States District Court for the Middle District of North Carolina.

Note 8 **(continued)**

The Company filed a motion to dismiss the action on March 22, 2000 on the basis that the court lacked personal jurisdiction over the Company. The motion to dismiss was granted by the United States District Court for the Central District of California on October 5, 2000. The ruling has subsequently been appealed by Le Bleu but was upheld in court in June of 2001. Le Bleu has stated they intend to renew action in California but has not done so. The Company believes it has substantial defenses to the cliams and intends to defend the matter vigorously.

HOWARD Y. REE, C.P.A.
ANTHONY KIM, C.P.A.
PAMELA LEE, C.P.A.
MICHELLE M. LEE, C.P.A.

REE & KIM
Certified Public Accountants

3700 WILSHIRE BLVD., SUITE 700
LOS ANGELES, CALIFORNIA 90010
TEL (213) 386-1875 • FAX (213) 383-2515

Independent Auditor's Report on the Internal Control Structure

Board of Directors
Standard Capital Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Standard Capital Group, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are

considered by the SEC to be adequate for its purposes in accordance with the Securites Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management,the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lee + Kim

Los Angeles, California
February 14, 2002

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 28980 [4335A]	SECURITIES SERVICE NETWORK, IN [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		726,703 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		726,703 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		726,703 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	723,091 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-723,091 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		3,612 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	

B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		3,612 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	244 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	-1,388 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	3,245 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		3,668 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	

B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		3,668 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 101 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

Reconciliation with Standard Capital's computation (included in Part II of Form X-17A-5 as of December 31, 2001):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 3,618
Audit adjustments (net)	(6)
Net capital per audit	$ 3,612